TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

EL NIñO ANNOUNCES ITS INTENT TO TERMINATE  ITS U.S. REGISTRATION
AND SEC REPORTING OBLIGATIONS

April 29, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces its intention to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934.  El Nino expects the termination to take effect no later than ninety days after the filing the Form 15F.  As a result of filing, the Company will immediately cease to file certain reports, including Form 20-F and Form 6-K, with the SEC.

The Company is not listed on any U.S. stock exchange and the administrative burdens and costs associated with being a U.S. reporting company, particularly in light of the SEC Sarbanes-Oxley requirements, have increased significantly in the past few years.  Overall, El Nino believes these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC, particularly as the vast majority of El Nino’s shareholder base is Canadian.

As a TSX Venture Exchange listed reporting issuer, El Nino will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, the company has its project with Xstrata Zinc on the Bathurst mining camps and have started drilling on its Ireland properties.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission. This news release should not be construed as an offer to buy or sell securities of this company.